                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended   December 31, 1997
                          ------------------------------------------

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                               --------------     --------------

Commission file number       0-12640
                       ---------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        KAYDON CORPORATION EMPLOYEE STOCK
                            OWNERSHIP AND THRIFT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                           ARBOR SHORELINE OFFICE PARK
                               19345 U.S. 19 NORTH
                              CLEARWATER, FL 33764

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



The following documents are attached hereto as exhibits:



                                                                     Page
                                                                     ----

Report of Independent Public Accountants                                A

Statement of Net Assets Available for Benefits as of
  December 31, 1997                                                     1

Statement of Net Assets Available for Benefits as of
  December 31, 1996                                                     2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1997                                  3

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1996                                 4-5

Notes to Financial Statements                                         6-11

Schedule I - Item 27a - Schedule of Assets Held for
  Investment Purposes as of December 31, 1997                          12

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1997                                 13

Consent of Independent Public Accountants                              14



In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Kaydon Corporation Employee Stock
                                         Ownership and Thrift Plan

Date:  June 26, 1998

                                         By:  The Plan Administrative Committee
                                              ---------------------------------




                                         By: /s/      John F. Brocci
                                             ----------------------------------
                                         John F. Brocci
                                         Chairman
                                         Plan Administrative Committee

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996

                         TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants




To the Administrative Committee of the
Kaydon Corporation Employee Stock Ownership and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the KAYDON CORPORATION EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP
Grand Rapids, Michigan,
  May 22, 1998.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                                    Page
                                                                    ----

Statement of Net Assets Available for Benefits as of
  December 31, 1997                                                   1

Statement of Net Assets Available for Benefits as of
  December 31, 1996                                                   2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1997                                3

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1996                               4-5

Notes to Financial Statements                                       6-11

Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes as of December 31, 1997                                   12

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1997                               13




















                                      -(i)-

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1997




                                                        CIGNA                                                    Warburg Pincus
                                         CIGNA         Actively                     Fidelity       Fidelity          Advisor
                                      Guaranteed       Managed         INVESCO     Growth and       Advisor         Emerging
                                      Short-Term     Fixed Income   Total Return     Income      Equity Growth       Growth
                                         Fund            Fund           Fund          Fund           Fund             Fund
                                      ----------     ------------   ------------   ----------    ------------    --------------

ASSETS
  Investments:
    Mutual funds                      $2,709,778      $1,593,879     $1,589,000     $4,821,841     $569,860        $4,025,868
    Kaydon Corporation
      common stock                             -               -              -              -            -                 -
                                      ----------      ----------     ----------     ----------     --------        ----------
          Total investments            2,709,778       1,593,879      1,589,000      4,821,841      569,860         4,025,868
                                      ----------      ----------     ----------     ----------     --------        ----------
  Dividend receivable                          -               -              -              -            -                 -
                                      ----------      ----------     ----------     ----------     --------        ----------

NET ASSETS AVAILABLE FOR BENEFITS     $2,709,778      $1,593,879     $1,589,000     $4,821,841     $569,860        $4,025,868
                                      ==========      ==========     ==========     ==========     ========        ==========



                                                         Fidelity
                                          CIGNA           Advisor
                                      International       Growth         Fidelity          AIM
                                         Equity        Opportunities     Magellan         Value          Stock
                                          Fund             Fund            Fund           Fund           Fund           Total
                                      -------------    -------------    ----------     ----------     ---------      -----------
ASSETS
  Investments:
    Mutual funds                        $197,611          $524,313       $199,028        $345,703     $         -    $16,576,881
    Kaydon Corporation
      common stock                             -                 -              -               -      22,778,238     22,778,238
                                        --------          --------       --------        --------     -----------    -----------
          Total investments              197,611           524,313        199,028         345,703      22,778,238     39,355,119
                                        --------          --------       --------        --------     -----------    -----------
  Dividend receivable                          -                 -              -               -          62,476         62,476
                                        --------          --------       --------        --------     -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS       $197,611          $524,313       $199,028        $345,703     $22,840,714    $39,417,595
                                        ========          ========       ========        ========     ===========    ===========




         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1996




                                                           CIGNA                                                     Twentieth
                                            CIGNA         Actively                     Fidelity       Fidelity        Century
                                         Guaranteed       Managed         INVESCO     Growth and       Advisor       Heritage
                                         Short-Term     Fixed Income   Total Return     Income      Equity Growth    Investors
                                            Fund            Fund           Fund          Fund           Fund           Fund
                                         ----------     ------------   ------------   ----------    ------------     --------
ASSETS
  Cash                                   $       52      $    1,454       $  1,428     $      714     $    714        $    714
                                         ----------      ----------       --------     ----------     --------        --------
  Investments:
    Mutual funds                          2,854,071       1,375,151        827,628      3,861,882      432,813         181,357
    Kaydon Corporation
      common stock                                -               -              -              -            -               -
                                         ----------      ----------       --------     ----------     --------        --------
          Total investments               2,854,071       1,375,151        827,628      3,861,882      432,813         181,357
                                         ----------      ----------       --------     ----------     --------        --------
  Dividend receivable                             -               -              -              -            -               -
                                         ----------      ----------       --------     ----------     --------        --------

NET ASSETS AVAILABLE FOR BENEFITS        $2,854,123      $1,376,605       $829,056     $3,862,596     $433,527        $182,071
                                         ==========      ==========       ========     ==========     ========        ========


                                     Warburg Pincus                       Fidelity
                                         Advisor           CIGNA           Advisor
                                        Emerging       International       Growth         Fidelity
                                         Growth           Equity        Opportunities     Magellan         Stock
                                          Fund             Fund             Fund            Fund           Fund           Total
                                     --------------    ------------     ------------     ----------      --------      -----------

ASSETS
  Cash                                 $    1,428        $    714          $      -        $     -      $        52    $     7,270
                                       ----------        --------          --------        -------      -----------    -----------
  Investments:
    Mutual funds                        3,787,717         247,274           208,150         69,785                -     13,845,828
    Kaydon Corporation
      common stock                              -               -                 -              -       16,468,720     16,468,720
                                       ----------        --------          --------        -------      -----------    -----------
          Total investments             3,787,717         247,274           208,150         69,785       16,468,720     30,314,548
                                       ----------        --------          --------        -------      -----------    -----------
  Dividend receivable                           -               -                 -              -           48,875         48,875
                                       ----------        --------          --------        -------      -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS      $3,789,145        $247,988          $208,150        $69,785      $16,517,647    $30,370,693
                                       ==========        ========          ========       ========      ===========    ===========



         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                              CIGNA                                                     Twentieth
                                              CIGNA         Actively                      Fidelity        Fidelity       Century
                                            Guaranteed       Managed        INVESCO      Growth and        Advisor       Heritage
                                            Short-Term    Fixed Income   Total Return      Income       Equity Growth   Investors
                                               Fund           Fund           Fund            Fund           Fund           Fund
                                           ------------   ------------   ------------    -----------   --------------   ----------
Contributions:
  Participants                              $  167,289      $  134,645    $  151,273      $  390,415       $ 97,923      $  8,574
                                            ----------      ----------    ----------      ----------       --------      --------

Investment earnings:
  Interest and dividends                             -               -             -               -              -             -
  Net appreciation (depreciation)
    in current value of investments            109,721         119,128       267,690       1,120,886        112,675        (3,568)
                                            ----------      ----------    ----------      ----------       --------      --------
                                               109,721         119,128       267,690       1,120,886        112,675        (3,568)
                                            ----------      ----------    ----------      ----------       --------      --------
                                               277,010         253,773       418,963       1,511,301        210,598         5,006

Benefit payments                              (544,535)       (138,633)      (36,693)       (410,441)       (92,208)            -
Administrative expenses                         (5,286)         (3,864)         (230)         (1,099)          (569)            -
Fund transfers                                 128,466         105,998       377,904        (140,516)        18,512      (187,077)
                                            ----------      ----------    ----------      ----------       --------      --------

          Change in net assets
            available for benefits            (144,345)        217,274       759,944         959,245        136,333      (182,071)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                          2,854,123       1,376,605       829,056       3,862,596        433,527       182,071
                                            ----------      ----------    ----------      ----------       --------      --------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                               $2,709,778      $1,593,879    $1,589,000      $4,821,841       $569,860      $      -
                                            ==========      ==========    ==========      ==========       ========      ========


                                    Warburg Pincus                     Fidelity
                                        Advisor          CIGNA         Advisor
                                       Emerging      International      Growth       Fidelity      AIM
                                        Growth           Equity     Opportunities    Magellan     Value       Stock
                                         Fund             Fund           Fund          Fund       Fund         Fund        Total
                                     -------------   -------------  --------------  ----------  ---------   ----------   --------
Contributions:
  Participants                          $  416,421      $ 46,994         $ 78,731      $44,202   $ 28,651   $  615,757  $ 2,180,875
                                        ----------      --------         --------      -------   --------   ----------  -----------

Investment earnings:
  Interest and dividends                         -             -                -            -          -      207,400      207,400
  Net appreciation (depreciation)
    in current value of investments        651,672       (10,177)         107,424       26,981     28,268    6,342,098    8,872,798
                                        ----------      --------         --------      -------   --------   ----------  -----------
                                           651,672       (10,177)         107,424       26,981     28,268    6,549,498    9,080,198
                                        ----------      --------         --------      -------   --------   ----------  -----------
                                         1,068,093        36,817          186,155       71,183     56,919    7,165,255   11,261,073

Benefit payments                          (213,633)       (3,715)          (1,595)     (16,822)      (618)    (734,706)  (2,193,599)
Administrative expenses                     (3,432)         (752)            (128)        (470)        (3)      (4,739)     (20,572)
Fund transfers                            (614,305)      (82,727)         131,731       75,352    289,405     (102,743)           -
                                        ----------      --------         --------      -------   --------   ----------  -----------

          Change in net assets
            available for benefits         236,723       (50,377)         316,163      129,243    345,703    6,323,067    9,046,902

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                      3,789,145       247,988          208,150       69,785          -   16,517,647   30,370,693
                                        ----------      --------         --------      -------   --------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $4,025,868      $197,611         $524,313     $199,028   $345,703  $22,840,714  $39,417,595
                                        ==========      ========         ========     ========   ========  ===========  ===========


         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                    CIGNA
                                                  CIGNA           Actively                          Fidelity          Fidelity
                                                Guaranteed         Managed          INVESCO        Growth and          Advisor
                                                Short-Term      Fixed Income     Total Return        Income         Equity Growth
                                                   Fund             Fund             Fund              Fund             Fund
                                               ------------     ------------     ------------      -----------     --------------
Contributions:
  Participants                                  $  202,212        $  115,724        $105,387        $  342,084         $ 31,217
                                                ----------        ----------        --------        ----------         --------

Investment earnings:
  Interest and dividends                                 -                 -               -                 -                -
  Net appreciation in current
    value of investments                           101,266            33,828          79,859           544,934           22,860
                                                ----------        ----------        --------        ----------         --------
                                                   101,266            33,828          79,859           544,934           22,860
                                                ----------        ----------        --------        ----------         --------
                                                   303,478           149,552         185,246           887,018           54,077

Benefit payments                                  (221,156)          (71,866)        (10,454)          (76,943)          (1,663)
Administrative expenses                             (4,090)           (2,364)           (110)             (806)            (222)
Fund transfers                                   2,775,891         1,301,283         654,374         3,053,327          381,335
                                                ----------        ----------        --------        ----------         --------

          Change in net assets
            available for benefits               2,854,123         1,376,605         829,056         3,862,596          433,527

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                      -                 -               -                 -                -
                                                ----------        ----------        --------        ----------         --------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                   $2,854,123        $1,376,605        $829,056        $3,862,596         $433,527
                                                ==========        ==========        ========        ==========         ========


                                            Twentieth      Warburg Pincus                             Fidelity
                                             Century           Advisor             CIGNA              Advisor
                                             Heritage         Emerging         International           Growth          Fidelity
                                            Investors          Growth              Equity          Opportunities       Magellan
                                               Fund             Fund                Fund                Fund             Fund
                                            ----------     --------------      --------------      --------------     -------
Contributions:
  Participants                               $  9,114          $  436,034         $ 19,959              $ 11,781         $14,852
                                             --------          ----------         --------              --------         -------

Investment earnings:
  Interest and dividends                            -                   -                -                     -               -
  Net appreciation in current
    value of investments                       14,103             253,275            6,702                 6,470           4,832
                                             --------          ----------         --------              --------         -------
                                               14,103             253,275            6,702                 6,470           4,832
                                             --------          ----------         --------              --------         -------
                                               23,217             689,309           26,661                18,251          19,684

Benefit payments                                 (585)            (63,887)            (185)                    -            (310)
Administrative expenses                             -              (3,129)            (203)                  (30)           (205)
Fund transfers                                159,439           3,166,852          221,715               189,929          50,616
                                             --------          ----------         --------              --------         -------

          Change in net assets
            available for benefits            182,071           3,789,145          247,988               208,150          69,785

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                 -                   -                -                     -               -
                                             --------          ----------         --------              --------         -------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                $182,071          $3,789,145         $247,988              $208,150         $69,785
                                             ========          ==========         ========              ========         =======



         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (Continued)





                                                        Small         High Income                      Government        Prime
                                        Stock       Capitalization      Equity            Bond        Obligations     Obligations
                                         Fund            Fund            Fund             Fund           Fund            Fund
                                     ------------    ------------    ------------    ------------    ------------    ------------

Contributions:
  Participants                       $    622,059    $         --    $         --    $         --    $         --    $         --
                                     ------------    ------------    ------------    ------------    ------------    ------------

Investment earnings:
  Interest and dividends                  188,266              --              --              --              --           7,703
  Net appreciation in current
    value of investments                6,619,300              --              --              --              --              --
                                     ------------    ------------    ------------    ------------    ------------    ------------
                                        6,807,566              --              --              --              --           7,703
                                     ------------    ------------    ------------    ------------    ------------    ------------
                                        7,429,625              --              --              --              --           7,703

Benefit payments                         (814,685)             --              --              --              --              --
Administrative expenses                    (4,384)             --              --              --              --              --
Fund transfers                          9,907,091      (3,064,107)     (2,575,644)       (989,318)       (231,077)     (1,795,276)
                                     ------------    ------------    ------------    ------------    ------------    ------------

          Change in net assets
            available for benefits     16,517,647      (3,064,107)     (2,575,644)       (989,318)       (231,077)     (1,787,573)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                            --       3,064,107       2,575,644         989,318         231,077       1,787,573
                                     ------------    ------------    ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                        $ 16,517,647    $         --    $         --    $         --    $         --    $         --
                                     ============    ============    ============    ============    ============    ============

                                                            Income        Common
                                         Balanced         Advantage       Stock
                                           Fund             Fund           Fund             Total
                                        ------------    ------------    ------------    ------------
Contributions:
  Participants                          $         --    $         --    $         --    $  1,910,423
                                        ------------    ------------    ------------    ------------

Investment earnings:
  Interest and dividends                          56           2,147              --         198,172
  Net appreciation in current
    value of investments                          --              --              --       7,687,429
                                        ------------    ------------    ------------    ------------
                                                  56           2,147              --       7,885,601
                                        ------------    ------------    ------------    ------------
                                                  56           2,147              --       9,796,024

Benefit payments                                  --              --              --      (1,261,734)
Administrative expenses                           --              --              --         (15,543)
Fund transfers                              (525,716)       (468,372)    (12,212,342)             --
                                        ------------    ------------    ------------    ------------

          Change in net assets
            available for benefits          (525,660)       (466,225)    (12,212,342)      8,518,747

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                          525,660         466,225      12,212,342      21,851,946
                                        ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $         --    $         --    $         --    $ 30,370,693
                                        ============    ============    ============    ============




         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS





(1)    SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

       The financial statements of the Kaydon Corporation Employee Stock
         Ownership and Thrift Plan (the "Plan") are presented on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

       Effective January 1, 1996, the Company changed trustees from First of
         America Investment Corporation to CG Trust Company (a CIGNA company). As a result, the Plan assets were transferred into funds with comparable investment options administered by Connecticut General Life Insurance Company (a CIGNA company).

       In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Management and Research Company, Warburg Pincus Asset Management, Inc., INVESCO Funds Group, Inc., Twentieth Century Investors, Inc. and AIM Advisor, Inc. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

       The investment funds offered by CIGNA through the CIGNA Separate
         Account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Benefits, except for the Stock Fund in which the participants have a direct interest in the underlying stock.

       Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)    DESCRIPTION OF THE PLAN

       The following description of the major provisions of the Plan, a defined contribution plan, is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)





       Eligibility requirements - All employees of Kaydon Corporation and subsidiaries (the "Company" or "Employer"), excluding employees of its Electro-Tec Corp., Seabee Corporation, Gold Star Manufacturing, Victor Fluid Power, Inc., Great Bend Industries, Inc. and foreign subsidiaries, who are 21 years of age and have completed at least 1,000 hours of service during a one-year period (500 hours of service during a six-month period for individuals first hired prior to January 1,
         1997) are eligible to participate in the Plan on the January 1st, April 1st, July 1st, and October 1st coincident with or immediately following such period.

       Contributions - Participants may authorize the Company to make salary deferral contributions on their behalf of not less than 1% nor more than 15% of their compensation, not to exceed the limitations established by the Internal Revenue Code. In addition, the Company may contribute to the Plan for each plan year an amount approved by the Board of Directors. There were no discretionary employer contributions in 1997 or 1996.

       Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the discretionary employer contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

       Vesting - Participants have a nonforfeitable right to their contributions and any earnings thereon. Discretionary employer contributions vest over a seven year period in annual increments ranging from ten to twenty percent.

       A participant who terminates employment due to death, disability or normal retirement shall be 100% vested in their entire discretionary employer contributions.

       Forfeitures - A participant forfeits the unvested portion of their discretionary employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce employer discretionary contributions.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


       Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options:

       The CIGNA Guaranteed Short-Term Fund invests in a portfolio of high quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

       The CIGNA Actively Managed Fixed Income Fund invests in a portfolio of predominately high quality corporate and Government fixed income securities including issues of the U.S. Government and its Agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

       The INVESCO Total Return Fund invests in a combination of equity and fixed and variable income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its Agencies, and investment-grade corporate debt obligations.

       The Fidelity Growth and Income Fund invests in equity securities of domestic and foreign companies including preferred stocks and investment-grade debt instruments, and all types of foreign securities.

       The Fidelity Advisor Equity Growth Fund invests primarily in the common and preferred stock and securities convertible into the common stock of companies of all sizes with above-average growth characteristics. The Fund may also invest in foreign securities.

       The Twentieth Century Heritage Investors Fund invests primarily in common stocks of small to medium-sized companies. The Fund may also invest in the securities of foreign companies, primarily in developed markets. This fund was replaced by the AIM Value Fund, effective April 1, 1997.

       The Warburg Pincus Advisor Emerging Growth Fund invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities and domestic and foreign short-term or medium-term money market obligations.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


       The CIGNA International Equity Fund invests primarily in non-U.S.
         stocks in European, Australian and Far East stock markets. The Fund may also invest in U.S. and non-U.S. cash equivalents.

       The Fidelity Advisor Growth Opportunities Fund invests primarily in common stocks and securities convertible into common stock of companies believed to have long-term growth potential. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth, and securities of foreign companies.

       The Fidelity Magellan Fund invests primarily in common stocks and securities convertible into common stock. The Fund may invest in securities of domestic, foreign and multinational issuers.

       The AIM Value Fund invests primarily in common stocks, convertible bonds and convertible preferred stocks of undervalued companies. This fund replaced the Twentieth Century Heritage Investors Fund, effective April 1, 1997.

       The Stock Fund invests solely in Kaydon Corporation Common Stock.

       The CIGNA International Equity Fund and the Fidelity Magellan Fund are no longer investment options as of January 1, 1998. Participant balances will transfer directly to the Templeton Foreign Fund and the Fidelity Advisor Equity Growth Fund, respectively, unless participants direct otherwise. In addition, the Lazard Small Cap Portfolio Fund will be an investment option as of January 1, 1998.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


       Payment of benefits - Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in the Stock Fund. Benefits for participants in other funds are paid in cash. The payment date generally will not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable.

       Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1997 and 1996. The remaining expenses were paid for out of Plan assets by CG Trust Company.

       Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

       Plan termination - The Employer has the right under the provisions of the Plan to terminate the Plan, although it has not expressed an intent to do so. In the event of the termination of the Plan or a complete discontinuance of contributions to the Plan, each participant shall have a nonforfeitable interest in the entire amount credited to his separate account in the trust fund; and, after providing for the payment of all debts and administrative expenses, the amounts standing to such participants' credit shall be distributed to such participants in accordance with the Plan and the Internal Revenue Code.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(3)   TRUST FUND

       A trust fund is maintained by the trustee for all purposes of the Plan;
         and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

(4)   RELATED PARTY TRANSACTIONS

       Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

(5)   TAX STATUS

       The Internal Revenue Service issued a determination letter dated April
         4, 1996, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6)    INVESTMENTS

       The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31,:

                                                      1997             1996
                                                  -----------      -----------

         CIGNA Guaranteed Short-Term Fund         $ 2,709,778      $ 2,854,071
         Fidelity Growth and Income Fund            4,821,841        3,861,882
         Warburg Pincus Advisor Emerging
           Growth Fund                              4,025,868        3,787,717
         Stock Fund                                22,778,238       16,468,720

                                                                      SCHEDULE I

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                                 EIN: 13-3186040

                                PLAN NUMBER: 002


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997




                                                                                                   Current
     Identity of Issuer                Description of Investment                 Cost               Value
     ------------------                -------------------------                 ----               -----

 Mutual Funds:

  *Connecticut General Life           CIGNA Guaranteed Short-Term
     Insurance Company                  Fund, 62,605 units                   $ 2,709,778         $ 2,709,778

  *Connecticut General Life           CIGNA Actively Managed
     Insurance Company                  Fixed Income Fund,
                                        13,302 units                           1,470,556           1,593,879

  *Connecticut General Life           INVESCO Total Return Fund,
     Insurance Company                  47,912 units                           1,264,674           1,589,000

  *Connecticut General Life           Fidelity Growth and Income
     Insurance Company                  Fund, 104,817 units                    3,410,884           4,821,841

  *Connecticut General Life           Fidelity Advisor Equity
     Insurance Company                  Growth Fund, 9,891 units                 472,775             569,860

  *Connecticut General Life           Warburg Pincus Advisor
     Insurance Company                  Emerging Growth Fund,
                                        91,699 units                           3,246,202           4,025,868

  *Connecticut General Life           CIGNA International Equity
     Insurance Company                  Fund, 3,115 units                        205,207             197,611

  *Connecticut General Life           Fidelity Advisor Growth
     Insurance Company                  Opportunities Fund,
                                        8,823 units                              419,241             524,313

  *Connecticut General Life           Fidelity Magellan Fund,
     Insurance Company                  1,595 units                              181,237             199,028

  *Connecticut General Life           AIM Value Fund,
     Insurance Company                  9,244 units                              322,046             345,703
                                                                             -----------         -----------
                                                                              13,702,600          16,576,881

Common Stock:

  *Kaydon Corporation                 Stock Fund, 698,070 shares              11,636,851          22,778,238
                                                                             -----------         -----------
                                                                             $25,339,451         $39,355,119
                                                                             ===========         ===========


                        * Represents a party-in-interest

                                                                     SCHEDULE II




                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                                 EIN: 13-3186040

                                PLAN NUMBER: 002


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                  Purchases                           Sales or Maturities
                                      -------------------------      --------------------------------------------------
 Identity of Issuer and                 Number of     Purchase        Number of                  Cost of
Description of Investment             Transactions     Price         Transactions  Proceeds        Asset       Net Gain
-------------------------             ------------    ---------      ------------  ---------      -------      --------
*Connecticut General Life
  Insurance Company:

  CIGNA Guaranteed Short-Term Fund         72        $  844,572           59       $1,098,586    $1,098,586    $      -

  Fidelity Growth and Income Fund         105           875,585           64        1,036,512       800,854     235,658

  Warburg Pincus Advisor Emerging
    Growth Fund                            88           697,963           68        1,111,484     1,007,639     103,845

*Kaydon Corporation:

  Stock Fund                               99         2,068,963           81        2,101,543     1,243,729     857,814




* Represents a party-in-interest

         NOTE: This schedule was prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.